UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

JOFF Fintech Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

46592C100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46592C100

1.	Names of Reporting Persons JOFF Fintech Holdings LP.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 10,350,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 10,350,000 (1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP 46592C100

1.	Names of Reporting Persons Joel Leonoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,350,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,350,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP 46592C100

1.	Names of Reporting Persons Hillel Frankel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 10,350,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 10,350,000 (1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,350,000 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. These are the Issuer’s shares of Class B common stock held directly by JOFF Fintech Holdings LP (the “Sponsor”), which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252227). Each of Joel Leonoff and Hillel Frankel are the managing members of Joeleo GP Services LLC (the “Sponsor GP”), which is the general partner of the Sponsor. Consequently, each of them may be deemed the beneficial owner of the shares held by the Sponsor and share voting and dispositive control over such securities.

(2)	Excludes 6,853,333 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 41,400,000 shares of Class A common stock and 10,350,000 shares of Class B common stock issued and outstanding as of November 19, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2021, and assuming the conversion of all the shares of Class B common stock held by the Sponsor.

Item 1(a).	Name of Issuer

JOFF Fintech Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Item 2(a).	Names of Persons Filing

JOFF Fintech Holdings LP, Joel Leonoff and Hillel Frankel (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, NY 10105

Item 2(c).	Citizenship

JOFF Fintech Holdings LP is a limited partnership formed in Delaware. Each of Joel Leonoff and Hillel Frankel is a citizen of Canada.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

46592C100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 10,350,000 of the Issuer’s shares of Class B common stock, representing 20% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-252227).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 41,400,000 shares of Class A common stock issued and outstanding as of November 19, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 19, 2021 and assuming the conversion of all the shares of Class B common stock held by the Sponsor.

The Sponsor is the record holder of the Class B common stock reported herein. Joel Leonoff and Hillel Frankel are the managing members of Joeleo GP Services LLC (the “Sponsor GP”), which is the general partner of the Sponsor and has voting and investment discretion with respect to the shares of Class B common stock held by the Sponsor. As such, each of Sponsor GP, Messrs. Leonoff and Frankel may be deemed to have beneficial ownership of such shares of Class B common stock held directly by the Sponsor. Each such person or entity disclaims any beneficial ownership of the reported securities other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

JOFF FINTECH HOLDINGS LP., a Delaware limited partnership

By:	/s/ Joel Leonoff
Name:	Joel Leonoff
Title:	Managing Member of Joeleo GP Services LLC, the general partner of JOFF Fintech Holdings LP.

By:	/s/ Hillel Frankel
Name:	Hillel Frankel
Title:	Managing Member of Joeleo GP Services LLC, the general partner of JOFF Fintech Holdings LP

/s/ Joel Leonoff
Joel Leonoff

/s/ Hillel Frankel
Hillel Frankel

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)